Exhibit 99.2

I-Mab Appoints Phillip Dennis, MD, PhD, as Chief Medical Officer

ROCKVILLE, MD, June 6, 2024 – I-Mab (NASDAQ: IMAB) (the “Company”), a U.S.-based, global biotech company, exclusively focused on the development and potential commercialization of highly differentiated immunotherapies for the treatment of cancer, today announced the appointment of Dr. Phillip Dennis as Chief Medical Officer. Dr. Dennis, who will join I-Mab effective June 17, 2024, will lead the Company’s global clinical development efforts and serve as a member of I-Mab’s Executive Leadership Team.

“I am pleased to welcome Dr. Phillip Dennis as our Chief Medical Officer. Dr. Dennis brings over two decades of experience in oncology drug development, including his role as a cross-functional leader of the international team that developed a novel PD-L1 inhibitor and his contributions to the development of other assets for lung and other cancers.” said Raj Kannan, CEO of I-Mab. “I look forward to partnering with Phillip in further advancing our clinical development pipeline and unlocking the potential of I-Mab for patients and shareholders.”

"I am pleased to join I-Mab at this critical juncture in the Company’s growth," said Dr. Dennis. " I am excited about the opportunity for uliledlimab, givastomig, and ragistomig, based on data from monotherapy and combination therapy in advanced solid tumors, including lung and gastric cancers, presented at major medical meetings to date. I look forward to working with my accomplished colleagues to support the accelerated development of I-Mab’s clinical pipeline."

Before joining I-Mab, Dr. Dennis was Vice President of Lung Cancer Strategy and the Global Project Head for a novel, first-in-class ADC at Sanofi (NASDAQ: SNY). Prior to Sanofi, Dr. Dennis was Vice President of Lung Cancer Strategy and Global Clinical Lead at AstraZeneca (NASDAQ: AZN). In these roles, Dr. Dennis served as the disease strategy head for lung cancer and led the cross-functional development of key assets, including IMFINZI®. Prior to his pharmaceutical career, Dr. Dennis was a widely published professor of Oncology, Medicine, and Pharmacology at Johns Hopkins University. Dr. Dennis received his MS, MD, and PhD degrees from the New York University School of Medicine as part of the Medical Scientist Training Program. Dr. Dennis completed his residency in Internal Medicine and fellowship in Medical Oncology at Johns Hopkins. Dr. Dennis also spent 14 years as a translational researcher at the US National Cancer Institute, achieving tenure as a Senior Investigator. He is an elected member of the American Society for Clinical Investigation and has won several awards, including an NIH Merit Award.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company, exclusively focused on the development and potential commercialization of highly differentiated immunotherapies for the treatment of cancer.

I-Mab has established operations in the U.S. in Rockville, Maryland, and in San Diego, California. For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn and X.

IMFINZI® is a registered trademark of AstraZeneca.

I-Mab Forward Looking Statements

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "believes", "designed to", "anticipates", "future", "intends", "plan", “promise”, "potential", "estimate", "confident", “explore”, “optimistic about”, “look forward to”, and similar terms or the negative thereof. Statements that are not historical facts, including statements about I-Mab's beliefs and expectations, are forward-looking statements. The forward-looking statements in this press release include, without limitation, statements regarding: the anticipated terms, objectives, and potential for its clinical pipeline, including uliledlimab, givastomig, and ragistomig. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or New Drug Application/Biologics License Application approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and discussions of potential risks, uncertainties, and other important factors in I-Mab’s most recent annual report on Form 20-F and I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission (the "SEC”). I-Mab may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

I-Mab Contacts

Investors & Media
Tyler Ehler
Senior Director, Investor Relations
IR@imabbio.com